UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on gas cessation at CADE

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Rio de Janeiro, May 22, 2024 - Petróleo Brasileiro S.A.- Petrobras, in continuity to the Material Fact disclosed on May 20, 2024, informs that the Administrative Council for Economic Defense (CADE) decided in favor of renegotiating the Term of Cessation Commitment (TCC) for Gas, signed on July 8, 2019 ("TCC Gas"), which was also approved today by the Company's Board of Directors.

In summary, through TCC Gas, Petrobras singed a commitment with CADE to sell, by means of a competitive process governed by Petrobras’ Asset and Company Divestment System, its entire equity stake in companies Nova Transportadora do Sudeste S/A- NTS, Transportadora Associada de Gás S.A. - TAG, Transportadora Brasileira Gasoduto Bolivia-Brasil S.A - TBG, as well as its indirect equity stake in Petrobras Gás S.A. - GASPETRO.

Petrobras had been complying with the commitments agreed in TCC Gas, which was only pending the sale of company TBG, a divestment that faced obstacles during its execution.

According to the Material Fact disclosed on March 29, 2023, upon receipt of Official Letters 166/2023/GM-MME, 257/2023/GM-MME and 261/2023/GM-MME from the Ministry of Mines and Energy, the Company’s Board of Directors understood that need to assess the Ministry's requests to review if the investments and divestments processes should be carried out based on the Company's new Strategic Plan proposed by the newly elected Executive Board.

Since the signing of TCC Gas, no significant economic, legal and regulatory changes have occurred in the domestic natural gas market to justify the need for Petrobras to re-assess the business model of the projects to be divested in the Natural Gas segment.

The New Gas Law, which came into effect after the TCC was signed, exempts companies that were already vertically integrated prior to its enactment, which applies to TBG, from the obligation to de-verticalize, so long as these companies comply with the independence and autonomy requirements to be regulated by the ANP.

Therefore, considering the de-verticalization of TBG is not required to meet the objectives of TCC Gas, and its divestment would not be aligned with the 2024-28+ Strategic Plan, the Company negotiated behavioral obligations that ensure TBG’s operational independence thus eliminating any concerns regarding the preservation of competitiveness in the Brazilian natural gas market.

The amendment results from extensive debates between the technical areas of both Petrobras and CADE and culminated in the cessation of the obligation to sell TBG, within the scope of the TCC, and established new commitments, summarized as follows:

1.       additional safeguards to the election process for independent members to TBG’s Board of Directors. When selecting these independent board members, Petrobras must be advised by an independent headhunter, who must provide a triple list of candidates that comply with the independence requirements established in TCC Gas, through which the new members for TBG’s Board of Directors shall be appointed. If Petrobras fails to comply with the terms when electing any independent board member, CADE is entitled to apply a fine to Petrobras (R$150,000) and revoke the appointment of said member and reinitiate the process.

2. relevant independence (de facto) of TBG's Commercial Board in relation to Petrobras, removing any possible influence by Petrobras as its majority shareholder. To achieve this, Petrobras undertakes that, during the period in which TCC Gas is valid, it will not assign any employee from Petrobras or its wholly owned subsidiaries to join TBG’s Commercial Department.

In view of the above, the Executive Board of Petrobras removed TBG from the divestment portfolio. The validity of the terms agreed in the Addendum to TCC Gas coincides with the independence certificate issued for TBG, or until March 4, 2039, the deadline established in article 5, paragraph 4, of the New Gas Law, which set this deadline as the limit for the de-verticalization of transport companies.

The amendment reflects Petrobras’ respect for the antitrust authority and the agreements signed, thus preserving the country's business environment.

Any facts deemed relevant to this matter will be timely disclosed to the market.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9o andar – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer